Exhibit 4.3

SECURED PROMISSORY NOTE

Columbus, Ohio, U.S.A
U.S.$200,000	Date: November 17, 2003

FOR VALUE RECEIVED, the undersigned, Quality Products, Inc., a Delaware corporation, with offices at 2222 S. Third St., Columbus, Ohio 43207-2402, (“Borrower”) promises to pay to the order of Richard A. Drexler, TTEE, Richard A. Drexler Trust, U/A DTD 9/14/90, Dan Drexler, Dale S. Drexler, TTEE, Dale S. Drexler Living Trust, U/A/D March 15, 1999, and Jason I. Drexler (the “Lenders”) their portion (as listed in Exhibit A to this note) of the principal sum of two hundred thousand and no/100 dollars (U.S.$200,000) and interest on the outstanding principal from the date hereof at the rate of 8 ½ % per annum simple interest based on 30-day months.

Definition of Holder - Jason Drexler shall be the “Holder” of this note on behalf of the Lenders.  Lenders agree to act through Jason Drexler as their agent.  Borrower shall consider Jason Drexler as the duly appointed agent for the Lenders with the sole right to act as the Holder of the Note unless and until he is replaced by a writing signed by all Lenders and delivered to Borrower.

Payment Schedule - The principal amount of this note shall be payable in sixty (60) monthly installments of U.S.$2,000 on the last day of each month commencing December 31, 2003 and a final balloon payment of $80,000 plus accrued interest on December 31, 2008.  Accrued interest under this note shall be payable monthly on the last day of each month beginning December 31, 2003.  Borrower shall divide the monthly payments into separate checks for each Lender.  Each check shall contain the interest due on each Lender’s share of this Note plus such Lender’s proportionate share of the principal payment then due.  All payments made shall be applied first to accrued interest and only thereafter to reduction of the principal balance.

Default - If any of the following events shall occur, the Holder of this note may demand payment and the remaining principal balance together with all accrued interest shall become immediately due and payable: (a) any amount owing under (i) this Note, (ii) Quality Products’ April 16, 2003 $770,000 note, (iii) Quality Products’ May 24, 2002 Promissory Note to Schuler Incorporated, or (iv) Quality Products’ September 23, 2003 $250,000 Promissory Note is not paid within ten (10) calendar days of the date due; (b) a default under any other provision of this note or under any guarantee of this note; (c) a breach of any representation or warranty under this note or under any such guarantee; (d) the liquidation or dissolution of the undersigned corporation or a guarantor; (e) the sale of a material portion of the business and assets of the undersigned or any Guarantor; (f) the filing of a petition under any bankruptcy, insolvency or similar law by the undersigned or by any Guarantor; (g) the making of any assignment for the benefit of creditors by the undersigned or by any Guarantor; (h) the filing of a petition under any bankruptcy, insolvency, or similar law against Borrower or against any Guarantor and such petition not being dismissed within a period of thirty (30) days of the filing.

Default Interest - The outstanding balance of any amount owing under this note, which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum, compounded daily.

Usury Clause - Notwithstanding any other provision of this note, interest under this note shall not exceed the maximum rate permitted by law; and if any amount is paid under this note as interest in excess of such maximum rate, then the amount so paid will not constitute interest but will constitute a prepayment on account of the principal amount of this note.  If at any time the interest rate under this note would, but for the provision of the preceding sentence, exceed the maximum rate permitted by law, then the outstanding principal balance of this note shall, on demand by the Holder of this note, become and be due and payable.

Where to Make Payments - All payments of principal and interest shall be made in lawful currency of the United States of America in immediately available funds at the addresses listed in Exhibit A for each Lender, or in such other manner or at such other place as the Holder of this note designates in writing.

Defenses, Set-offs, and Counterclaims - All payments under this note shall be made without defense, set-off, or counterclaim, free and clear of and without deduction for any taxes of any nature now or hereafter imposed.

Expenses - The undersigned agrees to pay on demand (i) all reasonable expenses (including, without limitation, legal fees and disbursements) incurred in connection with the negotiating and preparing of this note and any documents in connection with this note, and (ii) all reasonable expenses of collecting and enforcing this note and any guarantee, including, without limitation, expenses and fees of legal counsel, court costs, and the cost of appellate proceedings.

Governing Law - This note and the obligations of the undersigned shall be governed by and construed in accordance with the law of the State of Ohio, U.S.A.

Waiver of Presentment, Etc. - The undersigned waives presentment for payment, demand, protest, and notice of protest and of non-payment.

Delay; Waiver - The failure or delay by the Holder of this note in exercising any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.  The Holder of this note may not waive any of its rights except by an instrument in writing signed by the Holder.

Prepayment - The undersigned may prepay all or any portion of the principal of this note at any time and from time to time without premium or penalty.  Any such prepayment shall be applied against the installments of principal due under this note in the inverse order of their maturity and shall be accompanied by payment of accrued interest on the amount prepaid to the date of prepayment.

Amendment - This note may not be amended without the written approval of the Holder.

Date: November 17, 2003	QUALITY PRODUCTS, INC.

	By:	/s/Tac D. Kensler

Chief Financial Officer
Name and Title

Exhibit A - Identification of Lenders

Name	Address	Note Amount
Richard A. Drexler, TTEE, Richard A. Drexler Trust, U/A DTD 9/14/90	N/A	$125,000
Jason I. Drexler	N/A	$25,000
Dale S. Drexler, TTEE, Dale S. Drexler Living Trust, U/A/D March 15, 1999.	N/A	$25,000
Dan L. Drexler	N/A	$25,000
	Total	$200,000